Mail Stop 3561

June 7, 2006

Via U.S. Mail

Mr. Bryan K. Bedford
President and Chief Executive Officer
Republic Airways Holdings, Inc.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

      RE: **Republic Airways Holdings, Inc.**
               Form 10-K for the year ended December 31, 2005
               Filed February 27, 2006
               File No. 000-49697

Dear Mr. Bedford:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief